UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated July 26, 2011
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X        Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release     ANGLOGOLD ASHANTI ANNOUNCES TROPICANA GOLD
                                          PROJECT ORE RESERVE INCREASE

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com
News Release
26 July 2011

TROPICANA GOLD PROJECT ORE RESERVE INCREASE

The Ore Reserve estimate for the Tropicana Gold Project in Western Australia has
increased by 540,000 ounces.

The Tropicana Gold Project, 330 kilometres east-northeast of Kalgoorlie, is part of the
Tropicana Joint Venture, owned by AngloGold Ashanti Australia Ltd (70% and manager)
and Independence Group NL (30%).

The Mineral Resource and Ore Reserve at Tropicana was updated as at June 30, 2011, to reflect recent increases in the gold price and changes to the resource model through increased drill density in the Havana South and Boston Shaker zones.

The Measured, Indicated and Inferred Mineral Resource estimate increased slightly to
78.6 million tonnes grading 2.12 grams Au per tonne containing 5.36 million ounces of gold, while the Ore Reserve estimate increased more significantly to 56.4 Mt grading 2.16 g/t Au containing 3.91 Moz of gold (see Table 1).
Table 1
100% Basis
Mineral Resource
Ore Reserve
Mt
g/t
Moz
Mt
g/t
Moz
Dec - 10
76.5
2.15
5.28
47.9
2.19
3.37
Jun - 11
78.6
2.12
5.36
56.4
2.16
3.91
Change
2.2
-0.03
0.08
8.4
-0.03
0.54

The increased Ore Reserve estimate was primarily due to the inclusion of the Boston
Shaker pit, which added 243,000 oz, and conversion of Inferred Resources into Indicated status at Havana South, which added a further 257,000 oz Au. The use of higher gold prices
(see
Table 2) also had a positive impact.
Table 2
Gold Price
Mineral Resource
Ore Reserve
US$
A$
A$/US$
US$
A$
A$/US$
Dec – 10
1100.0
1309.5
0.84
880.0
1100.0
0.80
Jun – 11
1600.0
1400.0
1.14
1100.0
1210.0
0.91
Change
500.0
90.5
0.30
220.0
108.8
0.11
The majority of drilling included in the estimate was infill drilling, and as such, the changes to the Mineral Resource are relatively small, largely reflecting changes in the gold price and cut-off grade.

Drilling is continuing in the Swizzler area (between the Tropicana and Havana pits) and at
Havana Deeps. A pre-feasibility study is being carried out on open pit and underground mining options of the Havana Deeps mineralisation and is anticipated to add to Mineral
Resource.

The Boards of AngloGold Ashanti and Independence approved development of the
Tropicana Gold Project in November last year. Based on Mineral Resource and Ore
Reserve estimates at that time, the approved project was to produce between 470,000-
490,000 ounces of gold per annum in its first three years of production and would average
330,000-350,000 oz pa over the life of the operation, which was estimated to be at least
10 years. Cash costs were forecast to be A$580/oz-A$600/oz in the first three years.

The effect of increases in Mineral Resource and Ore Reserves since November 2010 has not been reflected in these production or cash cost forecasts.

The capital cost, including pre-production expenditure, is estimated to be A$690-
A$740 million (real).

Construction of 220 kilometres of new road from Pinjin to Tropicana began in the June quarter and detailed engineering design is underway, ahead of plant construction starting in early 2012.

The project remains on schedule to pour first gold in the December quarter of 2013.

ENDS
__________________________________________________________________________________________________________________
Contacts
Tel:
E-mail:
Alan Fine (Media)
+27 (0) 11 637- 6383
/
+27 (0) 83 250 0757
afine@anglogoldashanti.com
Andrea Maxey (Investors & Media)
+61 8 9425 4603
/
+61 400 072 199
amaxey@anglogoldashanti.com.au
Stewart Bailey (Investors)
+1 212 836 4303
/
+1 646 338 4337
sbailey@anglogoldashanti.com

Certain statements made in this communication, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the completion and commencement of commercial operations of certain of AngloGold Ashanti’s exploration and production projects, the completion of announced mergers and acquisitions transactions, AngloGold Ashanti’s liquidity and capital resources, and expenditure and the outcome and consequences of any litigation proceedings or environmental issues, contain certain forward-looking statements regarding
AngloGold Ashanti’s operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions including environmental approvals and actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of certain of these factors, refer to
AngloGold Ashanti's annual report for the year ended 31 December 2010, which was distributed to shareholders on 29 March 2011. The company’s 2010 annual report on Form 20-F, was filed with the Securities and Exchange Commission in the United States on May 31, 2011. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today’s date or to reflect the occurrence of unanticipated events. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.
AngloGold Ashanti posts information that is important to investors on the main page of its website at
www.anglogoldashanti.com
and under the “Investors”
tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.
JORC Compliance: The information in this report that relates to Ore Reserves is based on information compiled by Marek Janas, a full time employee of
AngloGold Ashanti Australia Ltd, who is a member of the AusIMM. Marek Janas has sufficient experience relative to the type and style of mineral deposit under consideration, and to the activity which has been undertaken, to qualify as a Competent Person (or Recognised Mining Professional) as defined in the
2004 Edition of the JORC Code. Marek Janas consents to the release of this reserve based on the information in the form and context in which it appears.

The information in this report that relates to Mineral Resources is based on information compiled by Mark Kent, a full-time employee of AngloGold Ashanti
Australia Ltd, who is a member of the AusIMM. Mark Kent has sufficient experience relative to the type and style of mineral deposit under consideration, and to the activity which has been undertaken, to qualify as a Competent Person (or Recognised Mining Professional) as defined in the 2004 Edition of the
JORC Code. Mark Kent consents to the release of this resource based on the information in the form and context in which it appears.

The information in this report that relates to Exploration Results is based on information compiled by Mark Doyle, a full-time employee of AngloGold Ashanti
Australia Ltd, who is a member of the AusIMM. Mark Doyle has sufficient experience relative to the type and style of mineral deposit under consideration and to the activity that has been undertaken, to qualify as a Competent Person (or Recognised Mining Professional) as defined in the 2004 Edition of the
JORC Code. Mark Doyle consents to the release of this resource based on the information in the form and context in which it appears.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: July 26, 2011
By:
/s/ L Eatwell
Name:  L EATWELL
Title:    Company Secretary